1250 N.E. Loop 410, Suite 1000 San Antonio, Texas 78209 210-828-7689 www.pioneerdrlg.com
March 25, 2009
Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-3561

Re:	Pioneer Drilling Company
Form 10-KT for the fiscal year ended December 31, 2007
Filed March 7, 2008

Form 10-Q for the Quarterly Period Ended March 31, 2008
Filed August 5, 2008

Form 10-Q for the Quarterly Period Ended June 30, 2008
Filed August 7, 2008

Form 10-Q for the Quarterly Period Ended September 30, 2008
Filed November 6, 2008

Form 10-K for the fiscal year ended December 31, 2008
Filed February 26, 2009
File No. 1-32693
Dear Mr. Schwall:
     On behalf of Pioneer Drilling Company (the “Company”), set forth below is the Company’s response to the comment received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated March 11, 2009, regarding the above referenced filings. For your convenience, the text of the Staff’s comment is set forth below in bold followed by the Company’s response.
Form 10-KT for the Year Ended December 31, 2007 and All Subsequent Form 10-Qs and 10-K
Item 9A. Controls and Procedures, page 86
1. We note your response to our prior comment 3 and our oral comment made January 20, 2009. Further, we note changes based on “certain control deficiencies” that have been described in paragraphs four through eight of the section entitled

“Investigation by the Special Subcommittee of the Board of Directors” in each of your Exchange Act filings from the initial disclosure in your Form 10-KT for the fiscal year ended December 31, 2007 to present. Finally, we note that you have made a determination in each of these filings that no change has occurred in your internal control over financial reporting. Please provide us with how you determined that there has been no change in your internal control over financial reporting given your disclosure that the Bracewell report identified these control deficiencies and made recommendations which you have adopted. See Item 308(c) of Regulation S-K.
Response. As you noted, and as described in our Annual Report on Form 10-KT for the fiscal year ended December 31, 2007 and subsequent periodic reports filed with the Commission under the Exchange Act, the Company made changes based on certain “control deficiencies” that came to light as a result of an investigation of the Company’s internal control over financial reporting by a special subcommittee of the Board of Directors. None of the issues raised by the internal investigation constituted material weaknesses in internal controls, and accordingly the changes to the Company’s internal controls represented enhancements to our existing internal controls and were not necessary to address material weaknesses. In addition, the Company determined that such changes did not materially affect, nor were reasonably likely to materially affect, the Company’s internal control over financial reporting. As a result, the Company concluded that there was no change in the Company’s internal control over financial reporting that materially affected, or was reasonably likely to materially affect, the Company’s internal control over financial reporting.
This concludes our responses to the Staff’s comment. The Company acknowledges that:
(1)	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

(3)	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions, please do not hesitate to contact me at (210) 828-7689.

Sincerely,
/s/ Wm. Stacy Locke
Wm. Stacy Locke
President and Chief Executive Officer